Exhibit 99.3

The INX Digital Company Reports Q2 2023 Financial and Operational Results

TORONTO, August 15, 2023 /PRNewswire/ -- The INX Digital Company, Inc. (NEO: INXD, OTCQB: INXDF, INXATS: INX) (the “Company” or “INX”), the owner of INX.One, security token and digital asset trading platform, a U.S. broker-dealer, an alternative trading system, a transfer agent and an inter-dealer broker (through its subsidiaries), announced quarterly financial results as of June 30, 2023.

Investment gains/losses for any particular period are not indicative of quarterly business performance. Earnings of The INX Digital Company, Inc. for the second calendar quarter of 2023 are summarized below. All balances are reflected in U.S. Dollars.

2023 Second Quarter Financial and Operational Highlights:

●	Cash and cash equivalents of $15.5M plus an additional $7.6M invested in short and mid-term duration U.S. treasury securities and investment-grade corporate bonds.

●	Working capital of $24.3M.

●	Reserve Fund set aside for the protection of customer funds and maintained in addition to operating funds at $36.0M.

●	Q2 2023 total revenue at $1.6M, primarily from transaction and brokerage fees, an increase in total revenue of 161 percent compared to Q2 2022 and on par with to Q1 2023. YTD revenue at $3.2M compared to $2.2M in 2022, a 46 percent year-over-year increase.

●	Q2 2023 net loss from operations of $4.0M.

●	New customer registrations increased 50.1% compared to Q1 2023

●	Customer funds held by INX Digital increased 36% compared to Q1 2023 and 61% increase year-to-date.

INX reports Q2 2023 net loss of $17.6M ($0.08 EPS), which includes an unrealized loss on INX Tokens issued of $13.7M. Under applicable accounting standards, INX Tokens held by token holders are recognized as a liability on the company’s balance sheet with resulting unrealized gain or loss recorded in net income. The company’s adjusted net loss for Q2 2023, excluding the loss on INX Token recorded during Q2 2023, is $3.9M ($8.3M adjusted net loss year-to-date). The adjusted net loss is a non-IFRS measure.

Noteworthy steps and Q2 2023 milestones demonstrate accelerating adoption of security tokens, mark the beginning of the new strategic partnership with Republic and position INX as a leader in the space.

INX’s main focus remains on creating a go-to holistic solution for founders and corporate partners to raise capital utilizing SEC-regulated security tokens and giving access to these investment opportunities to investors globally.

Taking advantage of the path created by the issuance of the INX Token, in the fourth quarter of 2022, INX has launched its capital raises via issuance of a security tokens.

In Q2 2023, three (3) new primary offerings were brought to investors and customers of INX, exclusively on INX.One trading platform, with a total of seven (7) new SEC registered security tokens listed since Q4 2022 and currently raising capital in their primary offerings. Following their initial offering, security tokens are expected to be offered to INX customers for trading in the secondary market on INX.One alongside already actively trading INX Token.

The primary offerings on INX.One now include Trucpal (TRUCPAL), a digital financial and tax software company for logistics-industry-based in China; Advent Entertainment (ATX), an entertainment, gaming, and virtual reality company based in Utah, US; Treasure Experience (TRZX), a virtual marine exploration and treasure hunting company based in Florida, US; and TurnCoin (TXC), digital trading cards in talented individuals trading platform company, based in Gibraltar, and the most recent addition of XManna (XMNA), metaverse and web3 technology company focused on expanding commerce and fan engagement in professional sports, advertising and gaming, based in Florida, US; Hashrate Asset Group (HAG), digital assets technology and Bitcoin mining company registered in the British Virgin Islands and based on Singapore; Convertible Concepts North America (CCNA), technology company focused innovative automotive and freight transportation solutions with a proprietary freight system, based in Alberta, Canada, registered in Delaware, US.

The company continued to strengthen its compliance and technology framework by reaching multiple meaningful milestones in Q2 2023. INX.One can now support Polygon, alongside Ethereum and Avalanche, blockchain-based tokens for secondary listing on the company’s platform. Moreover, during the quarter, INX further expanded its money transmitter licenses and registrations, allowing the company to offer cryptocurrencies in 46 U.S. states and territories. INX.One also continues to expand its offering globally, with over 160 countries supported on INX.One.

Strategic Partnership and Collaboration with Republic

During Q2 2023, INX entered into a strategic collaboration agreement with Republic (“Republic”), a global financial firm operating a digital merchant bank and a network of investment platforms, pursuant to which the parties will seek to expand the breadth and depth of tokenization infrastructure and access to digital assets for investors worldwide. Concurrently, Republic also agreed to make an investment of $5.25M in INX at an approximate US$50 million pre-money valuation (the “Transaction”) and intend to enter into a non-binding term sheet, which contemplates a transaction in which Republic will acquire 100% of INX common equity at a valuation of up to $120 million.

By combining INX’s digital trading infrastructure and expertise in tokenized primary offerings with Republic’s well established primary distribution, both companies are poised to introduce a wide range of compliant solutions for both primary and secondary markets and redefine the way capital is raised empowering both institutional and retail investors globally.

“As the market for security tokens continues to grow and rapidly expands across multiple asset classes gaining momentum among institutions, it is evident that the steps we have taken in the past years were crucial and built the right foundation for INX to further grow and flourish. INX will continue to invest significant resources into educating investors and issuers globally to provide the required clarity on the new technology and opportunities it enables.” remarked Shy Datika INX CEO

About INX:

INX provides regulated trading platforms for digital securities and cryptocurrencies. With the combination of traditional markets expertise and a disruptive fintech approach, INX provides state-of-the-art solutions to modern financial problems. INX is led by an experienced and dedicated team of business, finance, and technology veterans with the shared vision of redefining the world of capital markets via blockchain technology and a disciplined regulatory approach.

About The INX Digital Company, Inc.: INX is the holding company for the INX Group, which includes regulated trading platforms for digital securities and cryptocurrencies. The INX Group’s vision is to be the preferred global regulated hub for digital assets on the blockchain. The INX Group’s overall mission is to bring communities together and empower them with financial innovation. Our journey started with our initial public token offering of the INX Token in which we raised US$84 million. The INX Group is shaping the blockchain asset industry through its willingness to work in a regulated environment with oversight from regulators like the SEC and FINRA.

In addition to operating two regulated trading platforms for blockchain assets, INX’s interdealer broker, I.L.S. Brokers, plans to offer non-deliverable cryptocurrency forwards to Tier-1 banks in the future. For more information, please visit the INX Group website here.

Cautionary Note Regarding Forward-Looking Information and Other Disclosures

This press release contains statements that constitute “forward-looking information” (“forward-looking information”) within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking information and are based on expectations, estimates and projections as at the date of this news release. Any statement that discusses predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information. In disclosing the forward-looking information contained in this press release, INX has made certain assumptions, including with respect to, the continuous development of the INX trading platform, the completion of the transactions described herein, the offering of non-deliverable cryptocurrency forwards, and the development of the digital asset industry. Although INX believes that the expectations reflected in such forward-looking information are reasonable, it can give no assurance that the expectations of any forward-looking information will prove to be correct. Known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking information. Such factors include but are not limited to regulatory developments, the state of the digital securities and cryptocurrencies markets, and general economic conditions. Accordingly, readers should not place undue reliance on the forward-looking information contained in this press release. Except as required by law, INX disclaims any intention and assumes no obligation to update or revise any forward-looking information to reflect actual results, whether as a result of new information, future events, changes in assumptions, changes in factors affecting such forward-looking information or otherwise.

Neo Exchange is not responsible for the adequacy or accuracy of this press release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the U.S. Securities Act or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

For further information, contact:

The INX Digital Company, Inc.
Investor Relations
+1 855 657 2314
Email: investorrelations@inx.co

For more information, contact:

Liz Whelan
liz@lwprconsulting.com
(312) 315-0160

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